Exhibit 99.3
SOPHiA GENETICS Reports Financial Results for the Second Quarter of Fiscal 2022
Steady Operational Performance Amidst Macroeconomic Headwinds
BOSTON, United States and LAUSANNE, Switzerland, August 9, 2022 — SOPHiA GENETICS SA (Nasdaq: SOPH), a cloud-native software company in the healthcare space, today reported financial results for the second quarter ended June 30, 2022.
Recent Highlights
•Revenue for the second quarter of 2022 was $11.7 million, representing year-over-year growth of 15%; constant currency revenue growth excluding COVID-19-related revenues was 36%
•Gross margin was 65% for the second quarter of 2022 compared to 61% for the second quarter of 2021; adjusted gross margin was a record 67% for the second quarter of 2022 compared to 62% for the second quarter of 2021
•Fiscal year 2022 constant currency revenue growth guidance range maintained at 30% to 35%; reported revenue guidance updated to reflect substantial currency-related headwinds
•Comprehensive review of existing cost structure and contemplated growth investments provide confidence in cash runway through 2025 and beyond

CEO Commentary

“We delivered yet another healthy and steady quarter amidst a challenging macroeconomic and geopolitical backdrop.” said Dr. Jurgi Camblong, Chief Executive Officer and Co-Founder, SOPHiA GENETICS. “Despite these headwinds, our vision for the company’s long-term future remains unchanged. We continue to be the leader in this sizeable but emerging market of data-driven medicine with the right combination of platform, technology, people, and partners to execute our strategic plans and take advantage of this massive market opportunity ahead.”

Second Quarter Financial Results

Total revenue for the second quarter of 2022 was $11.7 million compared to $10.2 million for the second quarter of 2021, representing year-over-year growth of 15%. Constant currency revenue growth was 30%, and constant currency revenue growth excluding COVID-19-related revenue was 36%.

Platform analysis volumes increased to 65,889 analyses for the second quarter of 2022 compared to 62,837 analyses for the second quarter of 2021.
Gross profit for the second quarter of 2022 was $7.6 million compared to gross profit of $6.2 million in the second quarter of 2021, representing year-over-year growth of 22%. Gross margin was 65% for the second quarter of 2022 compared with 61% for the second quarter of 2021. Adjusted gross margin was 67% for the second quarter of 2022 compared to 62% for the second quarter of 2021.
Total operating expenses for the second quarter of 2022 were $31.7 million compared to $22.2 million for the second quarter of 2021.
R&D expenses for the second quarter of 2022 were $9.0 million compared to $6.4 million for the second quarter of 2021.
Sales and marketing expenses for the second quarter of 2022 were $8.2 million compared to $7.6 million for the second quarter of 2021.
General and administrative expenses for the second quarter of 2022 were $14.7 million dollars compared to $8.2 million for the second quarter of 2021.

Operating loss for the second quarter of 2022 was $24.1 million, compared to $15.9 million in the second quarter of 2021. Adjusted operating loss for the second quarter of 2022 was $19.6 million, compared to $14.3 million for the second quarter of 2021.
Net loss for the second quarter of 2022 was $24.7 million or $0.39 per share compared to $18.4 million or $0.38 per share in the second quarter of 2021. Adjusted net loss for the second quarter of 2022 was $20.2 million or $0.31 per share, compared to $15.0 million or $0.31 per share for the second quarter of 2021.
2022 Outlook
We are reiterating our expectations of constant currency revenue growth of 30% to 35% for full-year 2022. Based on our latest view of the impact of movements in the foreign exchange rates between our key transactional currencies, including the euro, the Swiss franc, and the Turkish lira, and the U.S. dollar, we now expect full-year 2022 revenue to be between $47.0 million and $49.5 million.

Webcast and Conference Call Information
SOPHiA GENETICS will host a conference call and live webcast to discuss the second quarter of fiscal 2022 financial results as well as business outlook on Tuesday, August 09, 2022 at 8:30 a.m. EDT / 2:30 p.m. CEST. The call will be webcast live on the SOPHiA GENETICS Investor Relations website. Additionally, an audio replay of the conference call will be available on the website after its completion.
About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native software company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM ™ Platform, a software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM ™ Platform and related solutions, products, and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers

Non-IFRS Financial Measures
To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this earnings release the following non-IFRS measures:
•Adjusted cost of revenue, which we calculate as cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit, which we calculate as revenue minus adjusted cost of revenue;
•Adjusted gross profit margin, which we calculate as adjusted gross profit as a percentage of revenue;
•Adjusted operating loss, which we calculate as operating loss adjusted to exclude those adjustments made to calculate adjusted cost of revenue, amortization of intangible assets, share-based compensation expense, and non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense;
•Adjusted net loss for the period, which we calculate as loss for the period adjusted to exclude those adjustments made to calculate adjusted cost of revenue, adjusted operating loss; and
•Adjusted net loss per share, which we calculate as adjusted net loss divided by the weighted-average number of shares.
These non-IFRS measures are key measures used by our management and board of directors to evaluate our operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that these non-IFRS measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in our business;
•These non-IFRS measures exclude the impact of non-recurring expenses related to our IPO, which are cash expenditures, and we expect to incur financing expenses from time to time;
•These non-IFRS measures exclude the impact of changes in fair value of the derivative associated with the fee paid to TriplePoint Capital LLC in connection with the completion of our IPO; and
•Other companies, including companies in our industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.
Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and our other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue
We operate internationally, and our revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on our customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
Our management and board of directors use constant currency revenue growth to evaluate our growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of our customer acquisition efforts and land-and-expand strategy. Accordingly, we believe that this non-IFRS measure provides useful information to investors and others in understanding and evaluating our revenue growth in the same manner as our management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and our other IFRS results.
In addition to constant currency revenue, we present constant currency revenue excluding COVID-19-related revenue to further remove the effects of revenues that we derived from sales of COVID-19-related offerings, including a NGS assay for COVID-19 that leverages our SOPHiA platform’s analytical capabilities and COVID-19 bundled access products. We do not believe that these revenues reflect our core business of commercializing our platform because our COVID-19 solution was offered to address specific market demand by our customers for analytical capabilities to assist with their testing operations. We do not anticipate additional development of our COVID-19-related solution as the pandemic transitions into a more endemic phase and as customer demand continues to decline. Further, COVID-19-related revenues did not constitute, and we do not expect COVID-19-related revenues to constitute in the future, a significant part our revenue. Accordingly, we believe that this non-IFRS measure provides useful information to investors and others in understanding and evaluating our revenue growth. However, this non-IFRS measure has limitations, including that COVID-19-related revenues contributed to our cash position, and other companies may define COVID-19-related revenues differently. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and our other IFRS results.

The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.
Investor Contact
Jennifer Pottage
Head of Investor Relations
Jpottage@sophiagenetics.com

Media Contact
Kelly Katapodis
Senior Manager, Media & Communications
Kkatapodis@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statement of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	$11,667	$10,178	$22,528	$19,154
Cost of revenue	(4,047)	(3,948)	(8,197)	(7,307)
Gross profit	7,620	6,230	14,331	11,847
Research and development costs	(8,990)	(6,385)	(18,465)	(12,565)
Selling and marketing costs	(8,235)	(7,573)	(16,099)	(12,455)
General and administrative costs	(14,697)	(8,224)	(29,078)	(16,857)
Other operating income, net	223	28	211	52
Operating loss	(24,079)	(15,924)	(49,100)	(29,978)
Finance expense, net	(608)	(2,426)	(841)	(865)
Loss before income taxes	(24,687)	(18,350)	(49,941)	(30,843)
Income tax benefit (expense)	6	(40)	(227)	(215)
Loss for the period	(24,681)	(18,390)	(50,168)	(31,058)
Attributable to the owners of the parent	$(24,681)	$(18,390)	$(50,168)	$(31,058)

Basic and diluted loss per share	$(0.39)	$(0.38)	$(0.78)	$(0.64)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statement of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Loss for the period	$(24,681)	$(18,390)	$(50,168)	$(31,058)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	(5,028)	2,302	(6,989)	(4,721)
Total items that may be reclassified to profit or loss	(5,028)	2,302	(6,989)	(4,721)
Items that will not be reclassified to profit or loss (net of tax)
Remeasurement of defined benefit plans	1,336	—	1,764	—
Total items that will not be reclassified to profit or loss	1,336	—	1,764	—
Other comprehensive (loss) income for the period	$(3,692)	$2,302	$(5,225)	$(4,721)
Total comprehensive loss for the period	$(28,373)	$(16,088)	$(55,393)	$(35,779)
Attributable to owners of the parent	$(28,373)	$(16,088)	$(55,393)	$(35,779)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheet
(Amounts in USD thousands)
(Unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$178,901	$192,962
Term deposits	37,712	72,357
Accounts receivable	6,647	6,278
Inventory	5,756	5,729
Prepaids and other current assets	5,580	5,529
Total current assets	234,596	282,855
Non-current assets
Property and equipment	4,659	4,663
Intangible assets	17,896	15,673
Right-of-use assets	14,661	11,292
Deferred tax assets	1,649	1,990
Other non-current assets	3,761	3,700
Total non-current assets	42,626	37,318
Total assets	$277,222	$320,173
Liabilities and equity
Current liabilities
Accounts payable	$7,425	$6,737
Accrued expenses	16,396	15,972
Deferred contract revenue	5,186	4,069
Lease liabilities, current portion	1,954	1,813
Other current liabilities	—	12
Total current liabilities	30,961	28,603
Non-current liabilities
Lease liabilities, net of current portion	14,808	11,246
Defined benefit pension liabilities	2,869	4,453
Other non-current liabilities	469	471
Total non-current liabilities	18,146	16,170
Total liabilities	49,107	44,773
Equity
Share capital	3,464	3,328
Share premium	471,623	470,887
Treasury shares	(121)	—
Other reserves	14,671	12,539
Accumulated deficit	(261,522)	(211,354)
Total equity	228,115	275,400
Total liabilities and equity	$277,222	$320,173

SOPHiA GENETICS SA
Interim Condensed Consolidated Statement of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Six months ended June 30,
	2022	2021
Operating activities
Loss before tax	$(49,941)	$(30,843)
Adjustments for non-monetary items
Depreciation	1,778	892
Amortization	797	490
Interest expense	377	1,937
Interest income	(158)	(8)
Expected credit loss allowance	158	(335)
Share-based compensation	7,360	1,836
Movements in provisions, pensions, and government grants	386	600
Research tax credit	(732)	(278)
Working capital changes
Increase in accounts receivable	(791)	(910)
Decrease (increase) in prepaids and other assets	474	(1,070)
Increase in inventory	(284)	(482)
Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	3,543	2,067
Cash used in operating activities
Interest paid	(67)	(244)
Interest received	155	3
Net cash flows used in operating activities	(36,945)	(26,345)
Investing activities
Purchase of property and equipment	(1,266)	(1,245)
Acquisition of intangible assets	(1,009)	(70)
Capitalized development costs	(2,774)	(1,641)
Proceeds upon maturity of term deposits and short-term investments	42,337	—
Purchase of term deposits and short-term investments	(10,585)	—
Net cash flow provided from (used in) investing activities	26,703	(2,956)
Financing activities
Proceeds from exercise of share options	759	4,527
Payments of IPO transaction costs	—	(318)
Repayments of borrowings	—	(3,167)
Payments of principal portion of lease liabilities	(938)	(509)
Net cash flow provided from (used in) financing activities	(179)	533
Decrease in cash and cash equivalents	(10,421)	(28,768)
Effect of exchange differences on cash balances	(3,640)	(3,370)
Cash and cash equivalents at beginning of the year	192,962	74,625
Cash and cash equivalents at end of the period	$178,901	$42,487

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue
(Amounts in USD thousands, expect for %)
(Unaudited)

	Three months ended June 30,			Six months ended June 30,
	2022	2021	Growth	2022	2021	Growth
IFRS revenue	$11,667	$10,178	15%	$22,528	$19,154	18%
Current period constant currency impact	1,535	—		2,282	—
Constant currency revenue	$13,202	$10,178	30%	$24,810	$19,154	30%
COVID-19 revenue	(292)	(653)		(623)	(1,285)
Constant currency impact on COVID-19-related revenue	35	—		55
Constant currency revenue excluding COVID-19-related revenue	$12,945	$9,525	36%	$24,242	$17,869	36%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Cost of Revenue
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2021	2020
Cost of revenue	$(4,047)	$(3,948)	$(8,197)	$(7,307)
Amortization of capitalized research and development expenses (1)	253	109	451	177
Adjusted cost of revenue	$(3,794)	$(3,839)	$(7,746)	$(7,130)

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	$11,667	$10,178	$22,528	$19,154
Cost of revenue	(4,047)	(3,948)	(8,197)	(7,307)
Gross profit	$7,620	$6,230	$14,331	$11,847
Amortization of capitalized research and development expenses (1)	253	109	451	177
Adjusted gross profit	$7,873	$6,339	$14,782	$12,024

Gross profit margin	65%	61%	64%	62%
Amortization of capitalized research and development expenses (1)	2%	1%	2%	1%
Adjusted gross profit margin	67%	62%	66%	63%
SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Operating loss	$(24,079)	$(15,924)	$(49,100)	$(29,978)
Amortization of capitalized research & development expenses (1)	253	109	451	177
Amortization of intangible assets (2)	188	161	346	313
Share-based compensation expense (3)	3,889	1,197	7,360	1,836
Non-cash pension expense (4)	178	158	372	335
Non-recurring IPO-related expenses (5)	—	—	—	323
Adjusted operating loss	$(19,571)	$(14,299)	$(40,571)	$(26,994)

SOPHiA GENETICS SA
Reconciliation of IFRS to Finance Expense, Net
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Finance expense	$(608)	$(2,426)	$(841)	$(865)
Change in fair value of derivative (6)	—	1,746	—	1,698
Adjusted finance expense	$(233)	$(680)	$(233)	$833
SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Loss for the Period and Loss per Share
(Amounts in USD thousands, except per share and share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Loss for the period	$(24,681)	$(18,390)	$(50,168)	$(31,058)
Amortization of capitalized research & development expenses (1)	253	109	451	177
Amortization of intangible assets (2)	188	161	346	313
Share-based compensation expense (3)	3,889	1,197	7,360	1,836
Non-cash pension expense (4)	178	158	372	335
Non-recurring IPO-related expenses (5)	—	—	—	323
Change in fair value of derivative (6)	—	1,746	—	1,698
Adjusted loss for the period	$(20,173)	$(15,019)	$(41,639)	$(26,376)

Basic and diluted loss per share	$(0.39)	$(0.38)	$(0.78)	$(0.64)
Adjusted basic and diluted loss per share	$(0.31)	$(0.31)	$(0.65)	$(0.54)
Number of shares used in computing basic and diluted loss per share	64,089,566	48,917,028	63,991,145	48,468,831
Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.
(2)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.
(3)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.

(4)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense, but pensions remain a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(5)Non-recurring IPO-related expenses represent expenses incurred for our initial public offering that were not capitalized and are not expected to be recurring during the ordinary course of our business.
(6)Change in fair value of derivative consists of changes in the fair valuation of the derivative related to the success fee owed to TriplePoint Capital LLC upon the completion of our initial public offering. We paid the fee in September 2021 and, as a result, we ceased to incur expenses resulting from the change in fair value of such derivative.